Room 4561

May 20, 2010

Robert E. Beauchamp
Chairman, President, and Chief Executive Officer
BMC Software, Inc.
2101 CityWest Boulevard
Houston, TX 77042

> **Re:** **BMC Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 19, 2010**
> **File No. 001-16393**

Dear Mr. Beauchamp:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Two: Approval of an amendment to the BMC Software, Inc. restated certificate of incorporation, page 20

1.   Please revise the proxy statement to enhance your disclosure regarding the proposed change to the shareholder voting standard for all matters other than the election of directors. Explain the difference between the current voting standard and the proposed voting standard, and the reasons and general effect of the proposal as required by Item 19 of Schedule 14A. We note that this proposal involves the bylaw amendment adopted by the board to change the voting standard which shareholders will not have a separate opportunity to vote upon. See Note A to Schedule 14A.

2.   Explain any possible anti-takeover effects of changing the voting standard for all matters other than the election of directors. Discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and

whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. See Release No. 34-15230.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel